Exhibit 4.15

SOFTWARE LICENSE AGREEMENT

This Software License Agreement (“Agreement”) is made effective on Oct 1st, 2019 (“Effective Date”), by and between:

Hong Kong Fintango Limited, a company incorporated under the laws of Hong Kong with address at Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong (“Licensor”) and

PC Financial Services Pvt Ltd, a company incorporated under the laws of India with its registered address at building RZ-2, Pole No. 3, G/F Kapashera, Near HDFC Bank New Delhi -1100037 and corporate office at 3rd Floor, Plot #96, Udyog Vihar-1, Sector-20, Gurugram, Haryana-122016 (“Licensee”), a registered Non-banking Financial Company (NBFC) in India.

The parties are collectively referred to herein as “Parties”, and each individually as a “Party”.

This Agreement governs Licensor’s licensing of the Software to Licensee as further specified herein.

In consideration of their mutual promises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Terms and Conditions

1.	DEFINITIONS

1.1

“Affiliate” means, (i) in relation to any Person, any other Person Owned or Controlled, directly or indirectly, by that Person, any Person that Owns or controls, directly or indirectly, that Person under common Ownership or Control with that Person, or (ii) in the case of a natural person, any Person that is Owner or Controlled by such natural person. For the purpose of this definition and as used otherwise in this Agreement:

1.1.1

“Control”, “Controls”, or “Controlled” means the power to (A) direct the management or policies or activities of a Person, whether alone or together with other Affiliates, and whether through the ownership of voting capital, voting equity interests or economic rights, by contract or otherwise, or (B) to appoint or remove (or direct or cause the direction of the appointment or removal of) directors (or similar position) of the relevant Person holding more than 50% (fifty per cent) of the voting rights exercisable at meetings of its board (or equivalent) on all, or substantially all, matters;

1.1.2

“Own”, “Owns” or “Ownership” means ownership, either alone or together with other Affiliates, (A) of more than 50% (fifty per cent) of the voting capital, voting equity interests or economic rights of the relevant Person or (B) having the ability to direct the casting of more than 50% (fifty per cent) of the votes exercisable at general meetings (or equivalent) of that Person on all, or substantially all, matters;

1.1.3	A holding company or subsidiary of any Person shall be deemed to be an Affiliate of that Person.

1.2

“Confidential Information” means non-public information that a Party or its Affiliates (“disclosing Party”) discloses to the other Party or its Affiliates (“receiving Party”) which is designated as being ‘proprietary’ or ‘confidential’ or which by its nature or the circumstances reasonably ought to be treated as confidential. Confidential Information includes the disclosing Party’s software and prototypes and information relating to the disclosing Party’s business affairs, including business methods, marketing strategies, pricing, competitor information, product development strategies, and financial results. Confidential Information does not include information which (a) is known by the receiving Party, free of any obligation to keep it confidential; (b) is at the time of disclosure, or thereafter becomes, publicly available through no wrongful act of the receiving Party; (c) is independently developed by the receiving Party, without relying on or referring to the Confidential Information of disclosing Party; or (d) is approved for release by prior written authorization of the disclosing Party.

1.3	“Documentation” means technical documentation relating to the Software, including in particular application programming interface (API) documentation.

1.4

“Intellectual Property Rights” means any copyrights, trademarks, service marks, trade secrets, patents, patent applications, moral rights, contractual rights of non-disclosure or any other intellectual property or proprietary rights, however arising, throughout the world.

1.5	“End User” means a natural person that uses Licensee’s microfinance offering.

1.6	“Target Platform” means the microfinance offering provided by Licensee and/or its Affiliates in the Territory into which the Software has been integrated in accordance with this Agreement.

1.7	“Services” means the maintenance and support services Licensor provides to Licensee pursuant to this Agreement.

1.8	“Software” means the software described in Appendix A hereto and any Documentation thereto.

1.9	“Term” shall have the meaning defined in Section 4.

1.10	“Territory” means worldwide except Mainland China and Hong Kong.

2.	SOFTWARE LICENSE

2.1

License. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee and Licensee hereby accepts from Licensor a non-exclusive, non-transferable, royalty bearing, limited license during the Term of this Agreement and solely in the Territory to:

(i)	reproduce and use such reasonable number of copies of the Software as is necessary for its own internal testing and evaluation purposes;
(ii)	install, use and otherwise operate the Software as is necessary to offer the Target Platform to End Users in the Territory;
(iii)	market, offer and distribute the Software in the Territory directly or indirectly to End Users; and
(iv)	sublicense the foregoing rights set forth in this Section 2.1 to Licensee’s Affiliates subject to Section 2.3 of this Agreement.

2.2

License Restrictions. Licensee acknowledges that the Software and its structure, organization, and source code constitute valuable Intellectual Property Rights of Licensor. Accordingly, Licensee shall not use, modify, distribute or sublicense the Software except as specified in this Agreement. Licensee shall also not reverse-engineer, dissemble or decode the Software in order to derive any source code or modify, delete or remove any features or functionality of the entirety of, or any part of, the Software without the prior written consent of Licensor.

3.	SUPPORT & MAINTENANCE SERVICES

3.1	Licensor shall provide maintenance and support Services for the Software specified in Appendix A as integrated with the Target Platform. Such Services shall include:

(a)

Customizing: Licensor is entitled to utilize and localize the Software (including making modifications necessary for localization) and translation of texts and contents incorporated or relating to the Software, quality assurance test of the localized version. Licensor may customization or modifications the Software as per the requirements of the Licensee.

(b)	Integration support & testing: Licensor shall provide testing and support for Licensee’s integration of the Software into the Target Platform and also for the integration of third party data sources.

(c)	Technical support: Licensor shall provide assistance to Licensee in clarifying technical questions concerning the Software.

(d)	Bug fixing: Licensor shall provide trouble shooting analysis for the Software and promptly fix defects in the Software by providing a patch or workaround, or by issuing a maintenance release.

(e)	Consultancy service: Licensor shall provide consultancy services personal loan and risk management.

3.2	Licensor shall promptly deliver to Licensee all available updates and upgrades to the Software as may be developed or otherwise become available.

3.3

For the avoidance of doubt, the Services will be provided remotely from Licensor’s own offices. During the Term of the Agreement, Licensor will not be required to and shall not be physically present in the Territory where Licensee is located. All services to be provided hereunder shall be completed from outside the Territory.

4.	TERM AND TERMINATION

4.1

The Agreement shall commence on the Effective Date and continue for twelve (12) months (“Initial Term”), unless terminated earlier as provided in this Section 4. The Agreement shall automatically renew for consecutive one (1) year periods (each an “Additional Term” ), unless written notice of non-renewal is given to the other Party at least thirty (30) days prior to the expiration of the Initial Term or then current Additional Term. The Initial Term and any Additional Terms shall constitute the “Term” of this Agreement.

4.2

This Agreement may be terminated by either Party prior to the end of the Term if the other Party is in material breach of any term or condition of this Agreement and such breach is not remedied for a period of thirty (30) days after the Party in breach has been notified in writing of such breach by the other Party.

4.3

After termination or expiration of this Agreement (except for termination by Licensor pursuant to Section 4.2, Licensee may for up to a period of ninety (90) days continue to use the Software pursuant to Section 2.1 in order to continue to operate the Software in the Territory solely for purposes of ramping down use of the Software and transitioning to an alternative supplier.

4.4	Upon termination or expiration of this Agreement:
(i)	Each Party shall return to the other Party or destroy (if so authorized in writing by the other Party) any Confidential Information in the Party’s possession or control;
(ii)	Licensor’s rights to be paid and Licensee’s obligations to pay all amounts due hereunder, as well as Sections 4, 6, 7, 8 and 9 shall survive termination of this Agreement.

5.	LICENSE FEES AND PAYMENT

5.1	Licensee agrees to pay to Licensor a fee (“License Fee”) calculated in two parts as following:
5.1.1

First Part of the License Fee: Licensee shall pay a one-off non-refundable, and non-recoupable license fee in the amount of one million, eight hundred thousand United States Dollars (USD1,800,000). Within 45 working days of receiving such invoice, Licensee shall remit the payment to Licensor.

5.1.2	Second Part of the License Fee: Licensee shall pay to Licensor a monthly revenue share based on the following proportion:
Net Revenue per month (USD)	Licensor’s Fee
< 1 million	20% of the Net Revenue
1 million USD< X:< 4 millions	30% of the Net Revenue
> 4 millions	40% of the Net Revenue

The Net Revenue mentioned above means Net Revenue generated by Licensor from the Software within the Territory on monthly basis. The License Fee shall cover Licensee’s licensing of the Software and no further or additional compensation will be due or owing to Licensor.

5.2

For purposes of this Agreement, “Net Revenue” shall mean all amounts received and recognized, (according to IFRS and agreed to by Opera Limited’s group auditor) by Licensee from the Software, less deductions for (i) GST or other taxes imposed by the tax authorities on the Software (ii) bad debt (if any); (iii) other amounts agreed by the Parties.

5.3

The billing cycle for the agreement shall start at 0:00 on the 1st of each month and continue until the last day of the month at 23:59. Within ten (10) days of the end of each month, Licensee shall provide Licensor with a reporting setting forth total Net Revenue for the preceding month and the resulting License Fee payable to Licensor.

5.4

Licensor shall send an invoice to Licensee for the License Fee. Licensee shall pay the License Fee to Licensor within forty-five (45) days of Licensee’s receipt of Licensor’s true and accurate invoice. Payment shall be effected by means of bank transfer to the account specified in Licensor’s invoice.

5.5	The License Fee may be changed by mutual agreement of the Parties in writing.

5.6

The License Fee provided is inclusive of any taxes applicable but exclusive of Goods and Service Tax (‘GST’) which may be levied under ‘Reverse Charge Mechanism. Any respective taxes for each Party will be the responsibility by such Party. If the law requires that taxes be withheld, Licensee shall (a) deduct those taxes from the License Fee; (b) pay the taxes to the proper governmental body; (c) send evidence of the obligation and proof of tax payment to Licensor; (d) remit the License Fee amount, after deductions and withholding; and (e) cooperate with Licensor to obtain refunds of such taxes if there is any preferential tax treatment available.

6.	WARRANTIES & INDEMNITIES

6.1

Each Party represents and warrants that it has, and will retain during the Term hereof, all right, title and authority to enter into this Agreement, and to perform all of its obligations under this Agreement.

6.2

Licensor represents and warrants that it will conduct its business and provide the Software and Services in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other similar anti-corruption legislation in the Territory and maintain policies and procedures designed to promote and achieve, in its reasonable judgment, compliance in all material respects with such laws.

6.3

Except as set forth in Sections 6.1 and 6.2, the Services are provided on an “as-is” basis. To the extent permitted by law, Licensor and its suppliers disclaim all warranties regarding the Services provided hereunder, either express or implied, statutory or otherwise, including without limitation warranties of functionality, merchantability, fitness for a particular purpose or non-infringement.

6.4

Licensor will settle and/or defend at its own expense and indemnify Licensee against any cost, loss or damage arising out of any claim, demand, suit or action (“Action”) brought against Licensee by a third party to the extent that such Action is based on a claim that the Software or Services infringe upon any Intellectual Property Rights of any third party. Licensee shall promptly inform Licensor in writing of any such Action.

7.	RIGHTS & OBLIGATIONS

Based on the terms and conditions of this Agreement, the Parties agree the rights and obligations of the Parties as follows:

7.1	Rights and Obligations for Licensor:
(i)	Licensor owns the Intellectual Property Rights in the Software.
(ii)

Licensor should make sure the legitimacy of the Software and the related service that be provided, and be responsible for all the related intellectual property rights of the Software and Services that have been provided.

(iii)

Licensor agrees to make reasonable efforts to provide necessary technical support based on the Licensee’s operation platform technical integration file and make sure the beta can be used for official open beta operation.

(iv)	Licensor shall provide necessary and prompt promote support to Licensee as requested by Licensee during the Term of this Agreement
(v)	Licensor should be responsible for the loss if there are some disputes for the quality of the Software, including user complaints or legal proceeding.
(vi)

Licensor agrees that the Software may be adapted, modified, processed or altered as per Licensee’s requirements. Licensee has no right to modify or customize the Software without consent of the Licensor.

7.2	Rights and Obligations for Licensee:
(i)	Licensee or its Affiliates owns the Intellectual Property Rights in the Target Platform and CASHBEAN trademark.
(ii)	Licensee has to pay the Licensee Fee to Licensor based on the terms of this Agreement.
(iii)

Licensee shall have the legal qualification to operate the Target Platform, with appropriate capacity, enough staffing and the ability to operate and promote the Target Platform. Licensee shall bear its own operational expenses, including but not limited to server rental fee and marketing expenses.

(iv)	Licensee shall provide End Users of the Software with high quality customer support and shall respond to customer queries and complaints relating to the Software with the assistance from Licensor.

(v)	Licensee has on the subject matter of the Agreement for the promotion of regional programs and resources to develop an obligation to ensure the effectiveness of cooperation.
(vi)	Licensee may not under any circumstances sublicense the Software to any third party without the express written approval of Licensor which may be withheld at Licensor’s sole discretion.
(vii)	When operating the Software, Licensee shall apply security protection in accordance with Licensor’s instructions in order to ensure the Software may not be illegally copied or transferred.

8.	CONFIDENTIALITY AND PUBLICITY

Neither Party shall disclose the other Party’s Confidential Information to any third party or use Confidential Information for any purpose other than for the proper fulfillment of this Agreement. Each Party undertakes to safeguard the Confidential Information of the other Party with the same degree of care as it would apply to its own Confidential Information and, in any case, with no less than reasonable care. Such obligations will survive the expiration of this Agreement for a period of five (5) years.

9.	LIMITATION OF LIABILITY

9.1

Neither Party shall be liable to the other Party in contract tort or otherwise, whatever the cause, for any loss of profit, business or goodwill or any indirect, incidental or consequential costs, damages or expenses of any kind, except for such loss attributable to breach of confidentiality.

9.2

In no event will either Party’s total cumulative liability for all claims arising out of or related to this Agreement exceed the total amount of fees paid under this Agreement during the twelve (12) months immediately preceding such claim, except for liability for claims arising out of: (i) either Party’s breach of its confidentiality obligations; (ii) either Party’s violation of the other Party’s Intellectual Property Rights; (iii) liability for indemnification hereunder; and (iv) liabilities that cannot be limited by law. The Parties agree that this Section 8 reflects a reasonable allocation of risk and that each Party would not enter into this Agreement without these limitations on liability.

10.	MISCELLANEOUS

10.1

Intellectual Property Rights. Nothing in this Agreement shall be deemed or construed as an assignment by a Party of any of its Intellectual Property Rights to the other Party. Licensor shall retain full and exclusive ownership of the Intellectual Property Rights embodied in the Software, subject to the rights granted by license to Licensee in this Agreement. All rights in and to the Software not expressly granted to Licensee pursuant to this Agreement are reserved by Licensor. Licensee shall retain full and exclusive ownership of the Intellectual Property Rights embodied in the CASHBEAN trademarks and Target Platform (excluding the Software). Licensor covenants and agrees that it shall not take any action to jeopardize, limit or interfere with Licensee’s ownership of and rights with respect to its trademarks and Target Platform. Licensee covenants and agrees that it shall not take any action to jeopardize, limit or interfere with Licensor’s ownership of and rights with respect to the Software.

10.2

Force majeure. Except payment obligations, neither Party shall be responsible for any failure to perform due to unforeseen circumstances or to causes beyond that Party’s control, including but not limited to acts of God, war, terrorism, riot, embargoes, acts of civil or military authorities, fire, floods, accidents, strikes, or shortages of energy, labor or materials. In the event of any such circumstances, the defaulting Party shall be excused for a period equal to the time of the delay caused thereby.

10.3

Assignment. This Agreement may not be assigned or transferred by either Party without the other Party’s written consent, which shall not be unreasonably withheld, provided that consent shall not be required in connection with the reorganization or merger of a party or the transfer of such party’s business or all or substantially all of its assets to a third party.

10.4

Severability. Waiver. If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force and effect. The Parties agree to replace any invalid provision with a valid provision, which most closely approximates the intent and commercial effect of the provision held to be invalid. The waiver by either Party of a breach of any provision of this Agreement will not operate or be interpreted as a waiver of any other or subsequent breach.

10.5	Data protection. Both Parties agree to comply with data protection and privacy laws applicable to their respective activities pursuant to this Agreement.

10.6

Entire Agreement. This Agreement, including the appendices, constitutes the entire agreement between the Parties hereto and supersedes all other agreements between the Parties in relation to the subject matter of this Agreement. The Agreement cannot be modified, supplemented or rescinded except in writing signed by both Parties. The Parties confirm that they have not entered into this Agreement on the basis of any representation that is not expressly incorporated into this Agreement. However, this shall not apply to any statement, representation or warranty made fraudulently or to any provision of this Agreement that was induced by fraud so that nothing in this Agreement shall affect the remedies available to the Parties in respect of any fraudulent matters.

10.7

Governing Law: Arbitration. This Agreement (and any question about its subsistence, effect or termination) is to be interpreted in accordance with the laws of India, except that body of laws controlling conflict of laws. In the event of a dispute arising out of or relating to this Agreement (including non-contractual disputes or claims), the parties shall first seek settlement of the dispute by negotiation between senior executives of the parties. If they are unable to settle the dispute within thirty (30) days, or such other period as the parties shall agree in writing, the dispute including any question regarding the subject matter of this Agreement, its existence, its validity or termination, and any non-contractual disputes or claims relating thereto shall exclusively be referred to and be settled by arbitration in accordance with the Arbitration and Conciliation Act, 1996 and rules made thereunder in force as on that date. The arbitration shall be carried out in English language and the venue/seat of arbitration shall be New Delhi. The Arbitration award shall be final and binding on the parties.

10.8

Counterparts. This Agreement may be executed in multiple counterparts (e.g., by fax or scanned PDF, TIF or other electronic format), each of which shall be deemed an original and all of which taken together shall constitute one and the same Agreement.

【NO TEXT】

Accepted and Agreed to By:

Hong Kong Fintango Limited	P C Financial Services Pvt Ltd

By: /s/ Tian Jin	By: /s/ Vinay Kumar Bhatnagar
Name: Tian Jin	Name: Vinay Kumar Bhatnagar
Title: Director	Title: Director
Date: October 15, 2019	Date: October 15, 2019

APPENDIX A

SOFTWARE DESCRIPTION

The Software consists of Licensor’s customised software application in source code format, which is owned by Licensor.

The Software is an android mobile phone app that provides instant personal loan in India. The app is developed and customised based on Licensor’s platform and tailored for digital loan business in India market, which can offer 100% online personal loan within seconds by including verification, anti-fraud, scoring system, decision engine, post-loan monitoring, recovery system and BI (business intelligent) system etc.

Verification solution can effectively verify the user identities through technologies including ID Recognition, Liveness Detection, Face Comparison, Risky Face Search, etc. to lower manual verification costs and errors, increasing the business efficiency; Anti-fraud solutions can deal with the persistently evolving problems that volatile fraudsters impose; Scoring system is tailored for unsecured online digital loan user with machine learning based; Together with rules, decision tables, decision trees and rules flow are as input to decision engine to provide efficient decision-making management services.

By scanning borrower’s new risks, such as loan applications in other platforms, delinquency in other platforms etc. as post loan monitoring, it helps promptly discover problems that may be detrimental to the repayment timely and adjust collection strategies;

Payment before the maturity of loan will be reminded and overdue collection business will be conducted in an intelligent and proper way to help greatly improve the processing efficiency and reduce NPA (non-performed asset);

BI system provides visibility to all kind of data performance for monitoring and decision adjustment.